U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On December 20, 2016, Lianluo Smart Limited (the “Company”) entered into a loan agreement with Digital Grid (Hong Kong) Technology Co., Limited (“Digital Grid”). Digital Grid is a wholly-owned subsidiary of Hangzhou Liaison Interactive Information Technology Co., Ltd. (“Liaison Interactive”), the largest shareholder of the Company. According to the terms of the loan agreement, the Company will provide a loan of US $2 million to Digital Grid, with a term of 6 months and with an annual interest rate of 3.5%.

The foregoing summary of the terms of the loan agreement is only a brief description of certain terms therein, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the loan agreement that is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference.

Three directors of the Company approved the entry of the loan agreement by board resolutions, with the understanding that the loan is a related party transaction but nonetheless is in the best interest of the Company and its shareholders. To avoid the appearance of a conflict of interest, the Company’s directors Mr. Zhitao He and Mr. Bin Pan, who are also directors of Liaison Interactive, recused themselves from participation in discussion or voting on the matter.

Exhibits

No.	Description
99.1	Loan Agreement, dated December 20, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

December 22, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer